Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

June 30, 2017

Via EDGAR AND OVERNIGHT Mail

Ms. Anne Nguyen Parker Assistant Director U.S. Securities and Exchange Commission Division of Corporation Finance - Office of Transportation and Leisure 100 F Street, N.E. Washington, D.C. 20549-3010

Re:	Yatra Online, Inc. Post-Effective Amendment No. 1 to Form F-1 Filed June 8, 2017 File No. 333-215653

Dear Ms. Parker:

This letter is submitted on behalf of Yatra Online, Inc. (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated June 26, 2017 (the “Comment Letter”) with respect to Post-Effective Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-215653) filed with the Commission on June 8, 2017 relating to the Company’s offering of 6,300,000 ordinary shares (the “Registration Statement”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company. The Company is concurrently submitting for non-public review Post-Effective Amendment No. 2 to the Registration Statement (the “Amended Filing”), which includes changes in response to the Staff’s comments as well as other revisions.

For your convenience, the Staff’s comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to the Amended Filing. The Company acknowledges that it and its management are responsible for the accuracy and adequacy of the disclosures made in the Amended Filing, notwithstanding any review, comments, action or absence of action by the Staff, and it has authorized this firm to respond to the Comment Letter as follows.

Ms. Anne Nguyen Parker
Division of Corporation Finance

June 30, 2017

General

1.	Please provide all required updated information in your filing.

Response to Comment No. 1

The Company respectfully advises the Staff that the Registration Statement has been revised to provide all required updated information in the Amended Filing. As examples only, the Company notes the below described updates made in response to the Staff’s comment.

•	Please update the disclosure in the Compensation section on page 126 regarding your directors and executive officers for the last full fiscal year. Please refer to Item 4.a of Form F-1 and Item 6.B.1 of Form 20-F.

Response to Comment No. 1(a)

The Company respectfully advises the Staff that the Registration Statement has been revised in response to the Staff’s comment. Please see the revisions beginning on page 101 of the Amended Filing.

•	Please confirm that you have provided the disclosure required for related party transactions for the period since the beginning of your preceding three financial years “up to the date of the document” or revise to update accordingly. Please refer to Item 4.a of Form F-1 and Item 7.B of Form 20-F.

Response to Comment No. 1(b)

The Company respectfully advises the Staff that the Registration Statement has been revised in response to the Staff’s comment. Please see the revisions beginning on page 109 of the Amended Filing.

•	The disclosure in the Principal Shareholders section on page 135 reflects ownership as of December 29, 2016. Please update the information to reflect the most recent practicable date. Please refer to Item 4.a of Form F-1 and Item 7.A and Item 6.E of Form 20-F.

Response to Comment No. 1(c)

Ms. Anne Nguyen Parker
Division of Corporation Finance

June 30, 2017

The Company respectfully advises the Staff that the Registration Statement has been revised in response to the Staff’s comment. Please see the revisions beginning on page 111 of the Amended Filing.

In addition to providing the above response to the Staff’s comment, the Company also respectfully advises the Staff that (i) the Unaudited Pro Forma Condensed Combined Financial Information (and the disclosure related thereto) (the “Pro Forma Financials”) with respect to the Company’s December 16, 2016 acquisition (the “Acquisition”) of Terrapin 3 Acquisition Corporation (“Terrapin”) and (ii) the Terrapin historical financial statements (and the disclosure related thereto) (the “Terrapin Financials”) are no longer required and thus have been deleted from the Amended Filing.

The Company respectfully advises the Staff that the Pro Forma Financials are no longer required to be included in the Registration Statement due to the inclusion in the Amended Filing of the Company’s audited consolidated financial statements for the year ended March 31, 2017 (the “Audited Financials”). The Company notes that (i) the impact of the Acquisition is already reflected in the Company’s audited consolidated statement of financial position as at March 31, 2017 and (ii) the impact of the Acquisition on the Company’s income statement would be negligible (as Terrapin has no business operations during the fiscal year ended March 31, 2017). The Company believes the inclusion of separate Pro Forma Financials in the Amended Filing would be duplicative of the Company’s audited consolidated financial statements, which are presently included in the Amended Filing. The Pro Forma Financials have, accordingly, been removed.

In addition, the Company notes that it has tested the significance of the Acquisition using the guidance in Rule 1-02(w) of Regulation S-X and determined that from an accounting perspective the Acquisition was insignificant to the Company for purposes of Rule 3-05. The Terrapin Financials have, accordingly, been removed.

* * * * *

Ms. Anne Nguyen Parker
Division of Corporation Finance

June 30, 2017

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (617) 570-1021.

Sincerely

/s/ Michael J. Minahan

Michael J. Minahan

cc:	Via E-mail Dhruv Shringi, Chief Executive Officer Darpan Batra

Yatra Online, Inc.

Tiffany Williamson
Goodwin Procter LLP